April 10, 2020

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norwood Financial Corp.
Registration Statement on Form S-4
File No. 333-237277

Dear Sir or Madam:

Pursuant to Rule 461 of Regulation C, we hereby request acceleration of the effective date of the above-referenced Registration Statement to April 17, 2020, at 11:00 a.m., Washington, D.C. time, or as soon thereafter as is practicable that the staff of the Commission, acting pursuant to delegated authority, may determine.

Please contact John J. Spidi of Jones Walker, LLP at (202) 434-4670 if you have any questions regarding this request.

NORWOOD FINANCIAL CORP.

By:
Lewis J. Critelli
President and Chief Executive Officer (Duly Authorized Representative)

cc:	John J. Spidi, Esq.
Jones Walker, LLP